July 15, 2025

Jerry Sanada
Co-President and Chief Investment Officer
Commune Omni Fund, LLC
31248 Oak Crest Drive
Suite 100
Westlake Village, CA 91361

        Re: Commune Omni Fund, LLC
            Offering Statement on Form 1-A
            Filed July 8, 2025
            File No. 024-12636
Dear Jerry Sanada:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Douglas Laabs